Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tower Financial Corporation

Commission File No.: 000-25287

Set forth below is the text of an e-mail from Mr. Robert G. Jones, President and Chief Executive Officer of Old National Bancorp (“ONB”), on September 10, 2013 to employees of Tower Financial Corporation (“TFC”) and its wholly-owned subsidiary, Tower Bank & Trust Company, regarding the proposed merger transaction between ONB and TFC. Also set forth below are excerpts of materials attached to Mr. Jones’ e-mail relating to the proposed transaction.

Subject: A message from ONB President & CEO Bob Jones

Today’s announcement launches the partnership of two community-focused institutions guided by strong Hoosier values and committed to outstanding client service. I use the word “partnership” very intentionally, because together we are about to embark on a true partnership journey – one that Mike and I both firmly believe will enhance our ability to serve clients and community

Like Tower Bank & Trust (Tower), Old National is dedicated to exceeding the expectations of the families, businesses and communities we serve. And also like Tower, Old National believes in open, honest communication with associates. With this commitment in mind, I have attached several important documents to this email to inform and assist you in this time of transition:

1)	An “About Old National” FAQ (designed for internal use only)

2)	A talking points document to assist you in client conversations

3)	An Old National Benefits Summary

4)	A simple, concise “Why Old National?” document that introduces ONB to your clients (we will also be delivering copies of “Why Old National?” to each Tower banking center)

In addition, we have created an online welcome site for you at https://www.oldnational.com/welcome. There you’ll find:

•	A comprehensive look at our 2013 Employee Benefits

•	Our associate handbook

•	Information about key ONB programs and initiatives

•	An “Ask Bob” email link that allows you to send me a question about anything

I’m convinced that the culture of high accountability and client-focused banking that you are accustomed to as a Tower employee is consistent with the Old National principles and vision. And I’m confident that this partnership represents a tremendous fit for both of our organizations.

Thank you for your dedication during this time of transition. I speak for the entire Old National team when I say we look forward to working with you, and learning from you, in the weeks to come.

Sincerely,

Bob Jones

President and CEO

Old National Bancorp

Additional Information for Tower Bank & Trust Associates Owning Shares of Tower Financial Corporation Stock

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

‘About Old National’ FAQ (for internal use only)

Why did Old National seek this partnership?

Old National recognized and embraced the opportunity to partner with a well-respected, community-focused financial institution. Tower Bank not only boasts a legacy of outstanding client service, it also shares Old National’s commitment to community involvement and leadership. As we began to explore the possibility of a partnership, the leadership teams from both companies quickly became convinced that the culture of high accountability and client-focused banking that you are accustomed to as a Tower Bank employee was consistent with the Old National principles and vision. We are confident that this new partnership represents a tremendous cultural and business fit, with lasting benefits for Tower’s associates, current clients and the Allen County community.

What can you tell me about my employment with Old National? Will I remain employed beyond this conversion?

It’s simply too early in the process to make a determination about individual positions. In the weeks ahead, Old National will continue to partner with the Tower Bank leadership team to work through all the details of the integration and conversion process – including employment issues. Throughout this process, we are committed to open, honest and frequent communication.

What are Old National Bank’s mission, vision and core values?

Our mission is to consistently exceed the expectations of our clients, associates and shareholders, and to be a bank that our clients embrace as their full-service financial partner… for life. We work to achieve this by steadfastly adhering to a set of strategic imperatives and by never wavering from our eight core values: Integrity, Teamwork, Leadership, Community, Responsibility with Accountability, Bias for Action, Excellence and Diversity & Inclusion.

Our vision is to be recognized in our communities as THE bank that builds long-term, highly valued relationships with our clients. These loyal relationships will be earned through the passionate commitment of our enthusiastic and energetic team of associates who provide unequalled client care and solutions. This commitment and focus on our clients and communities will result in consistent, quality earnings for our shareholders.

What are Old National’s strategic imperatives and how do they guide us?

We operate under three strategic imperatives designed to move us toward our goal of being a high-performing institution: 1) Continue to strengthen our risk profile; 2) Increase our management discipline; 3) Provide consistent, quality earnings to our shareholders.

At the core of these imperatives is a continual focus on improving our risk profile, which has allowed us to remain a solid, steady performer throughout 2013. Guided by these strategic imperatives, we focus on achieving sustainable, long-term growth through exceptional client service, active community engagement and a steady, fundamental approach to banking.

‘About Old National’ FAQ (for internal use only)

How does Old National encourage and empower community involvement?

Community involvement is encouraged and celebrated as a key component in achieving more for our clients, associates and shareholders. As a past recipient of the prestigious Points of Light Corporate Engagement Award for Excellence, Old National has a long-standing tradition of being actively engaged in the communities we serve. In 2012 alone, Old National funded more than $3 million in grants and sponsorships, and our associates donated more than 93,000 total volunteer hours in support of more than 2,000 organizations.

Naturally, having a culture that embraces and empowers community engagement requires an organizational commitment to helping associates achieve an effective work/life balance. In 2013, Old National earned the Work-Life Seal of Distinction from WorldatWork’s Alliance for Work-Life Progress, a recognition that celebrates employers who demonstrate leadership in helping employees achieve “success at work and in their personal lives.”

How do we approach client service?

We take the time to get to know each client and to understand their financial needs. Rather than offering one-size-fits-all “solutions,” we work to tailor a suite of financial products and services that allows each client to achieve their goals.

In some markets, our banking centers feature amenities that treat our clients to a decidedly different approach to banking. These amenities include free gourmet coffee, cozy cyber cafés, and free community rooms. In every market we serve, an unwavering focus on passionate, personal client service is the cornerstone of our success and THE feature that differentiates us from our competitors.

What other lines of business are part of the Old National family?

In addition to providing comprehensive retail, commercial and business banking services, Old National serves the insurance, wealth management and investment needs of our clients.

•	Old National Insurance specializes in retail property and casualty insurance, employee benefits plans and a variety of other services, including risk management and alternative risk programs.

•	Old National Wealth Management specializes in managing and maintaining the wealth of families, corporations and foundations with a one-on-one personal approach to growing client assets.

•	From individual investor services like estate planning, portfolio reviews and retirement strategies to institutional services like investment management and retirement and benefit plans, the Old National Investments team serves clients with a broad spectrum of products and services.

‘About Old National’ FAQ (for internal use only)

How do Old National associates throughout our footprint remain connected?

The Old National Intranet site is a powerful tool for sharing company and associate news, best practices and other important information on a daily basis. In addition, the Intranet features a wide variety of forms and tools, along with important benefits and recruitment information, educational opportunities made available by the Old National University training team, an interactive organizational chart and a Water Cooler bulletin board where associates can share information on a variety of topics.

Most associates also have access to Groupwise, a user-friendly email program that allows them to communicate internally and externally, and to send and receive appointments and track them via an electronic calendar.

In addition, Old National President & CEO Bob Jones keeps associates abreast of important events and announcements via email and occasional audio postings on the Intranet. Bob and other leaders also invite associates to join them in person or by phone for a quarterly town hall-style discussion. And associates are always free to “Ask Bob Anything” by sending an email message to a special “Ask Bob” email address.

How does Old National encourage and empower career and personal development?

Associates are encouraged to continually expand their knowledge by attending classes offered by ONUniversity, our in-house training department, and also are empowered to pursue other approved educational opportunities. Available jobs within Old National are accessible via a link on our Intranet homepage, and associates are encouraged to apply for any open position. Strong consideration is given to qualified internal candidates.

We also offer mentoring-based career development programs that provide opportunities for associates at every level of the company to gain the skills and insights needed to achieve personal and professional growth.

Quarterly feedback and annual reviews allow associates and their supervisors to establish development criteria and to engage in an ongoing, open dialogue about personal and career goals and opportunities for advancement. An annual “Pulse” survey allows associates to provide confidential feedback about a wide variety of issues, including internal communications, management performance and job satisfaction.

When can I expect to receive further information about benefits?

Old National is committed to providing all of our associates and their families with competitive benefits choices. A benefits overview is available at our new associate welcome site (https://www.oldnational.com/welcome). Once there, click on the Associate Information tab. You can expect to receive more detailed information in conjunction with benefits enrollment.

‘About Old National’ FAQ (for internal use only)

We recognize that many of our transitioning associates have questions regarding benefits options and coverages; in the weeks to come, members of our Human Resources team will hold meetings with associates to explain the benefits offered and to answer questions.

How can I learn more about Old National?

As mentioned in the previous answer, we have created a new associate welcome site for you at https://www.oldnational.com/welcome. There you can review the Old National employee handbook and a comprehensive benefits summary, and you can also learn about key company programs and initiatives. In addition you can click on “Ask Bob” to send Old National President and CEO Bob Jones a confidential email question.

You can also visit our corporate website – oldnational.com – where you’ll find a wide array of information, including a corporate profile and our corporate annual report, along with information related to our products and services, news releases, community involvement information, a banking center locator and much more.

Additional Information for Tower Bank & Trust Associates Owning Shares of Tower Financial Corporation Stock

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Talking Points for Tower Bank & Trust Clients (for internal use only)

Please use these talking points in conjunction with the “Why Old National?” flyer to address client questions.

•	On Tuesday, September 10, Old National publicly announced its intentions to acquire Tower Financial Corporation and all Tower Bank banking centers.

•	Absolutely nothing is changing right now! It’s still Tower Bank, and you should continue to bank as you always have (same checks, same locations, same ATMs).

•	Both Tower Bank and Tower Trust Company clients can also expect to see the same faces they’ve become accustomed to seeing and to receive the same exceptional service.

•	Plans call for the transaction to be completed in the first quarter of 2014, and for all Tower Bank banking centers to become Old National banking centers in the second quarter of 2014.

•	Old National is a secure, FDIC-insured community bank that is fully committed to Tower Bank clients and to this community.

•	Headquartered in Evansville, Ind., Old National has a 179-year legacy of serving Hoosier families, businesses and communities.

•	Old National has the fourth largest branch network in Indiana with offices throughout the state, including Michiana, along with banking centers in Western Kentucky and Louisville, Southern Illinois and Southwestern Michigan.

•	In addition to providing comprehensive retail, commercial and business banking services, Old National offers insurance services.

•	You can learn more at oldnational.com and by reviewing this Why Old National? flyer

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”

Talking Points for Tower Bank & Trust Clients (for internal use only)

Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This e-mail and attachments contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of ONB’s and TFC’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to; expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and TFC’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and TFC to execute their respective business plans (including the proposed acquisition of TFC) and satisfy the items addressed in ONB’s Consent Order with the Office of the Comptroller of the Currency; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either ONB’s or TFC’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this e-mail and other factors identified in ONB’s and TFC’s Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this e-mail, and neither ONB nor TFC undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this e-mail.